

Mail Stop 4561

April 13, 2017

Wajid Ali
Chief Financial Officer
Synaptics Incorporated
1251 McKay Drive
San Jose, California 95131

     **Re:    Synaptics Incorporated**
             **Form 10-K for the Fiscal Year Ended June 25, 2016**
             **Filed August 26, 2016**
             **File No. 000-49602**

Dear Mr. Ali:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/  Kathleen Collins

                       Kathleen Collins
                       Accounting Branch Chief
                       Office of Information Technologies
                       and Services